SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31512; 812-14367]

Princeton Private Equity Fund and Princeton Fund Advisors, LLC; Notice of Application

March 25, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(c) and 18(i) of the Act and for an order pursuant to section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end management investment companies to issue multiple classes of shares of beneficial interest ("Shares") and to impose asset-based service and/or distribution and contingent deferred sales loads ("CDSCs").

Applicants: Princeton Private Equity Fund (the "Fund") and Princeton Fund Advisors, LLC (the "Adviser") (together, the "Applicants").

Filing Dates: The application was filed on October 2, 2014 and amended on February 6, 2015.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on April 20, 2015, and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090; Applicants, c/o Michael Wible, Esq., Thompson Hine LLP, 41 S.

High Street, Suite 1700, Columbus, OH 43065.

For Further Information Contact: Emerson S. Davis, Senior Counsel, at (202) 551-6868 or

Daniele Marchesani, at (202) 551-6821 (Division of Investment Management, Chief Counsel's

Office).

Supplementary Information: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for

the file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.html or by calling (202) 551-8090.

Applicants' Representations:

1. The Fund is a continuously offered non-diversified closed-end management

investment company registered under the Act and organized as a Delaware statutory trust.

2. The Adviser, a Delaware limited liability company, is registered with the

Commission as an investment adviser under the Investment Advisers Act of 1940, as amended

(the "Advisers Act"). Northern Lights Fund Distributors, LLC, a registered broker-dealer under

the Securities Exchange Act of 1934, as amended ("1934 Act"), will act as a placement agent for

the Fund Northern Lights Fund Distributors, LLC is not an affiliated person, as defined in

section 2(a)(3) of the Act, of the Adviser or of the Fund.

3. The Fund will continuously offer Shares in private placements in reliance on the provisions of Regulation D under the Securities Act of 1933, as amended ("Securities Act").[1] Shares of the Fund are not listed on any securities exchange and do not trade on an over-the-counter system such as NASDAQ. Applicants do not expect that any secondary market will develop for the Shares.

4. The Fund currently issues a single class of Shares ("Initial Class") at net asset value per share plus a servicing fee.[2] The Fund proposes to offer multiple classes of Shares at net asset value per share that may (but would not necessarily) be subject to a front-end sales load, an annual asset-based service and/or distribution fee, and/or an Early Withdrawal Fee (defined below), in each case as set forth in the Fund's Confidential Memorandum.

5. In order to provide a limited degree of liquidity to shareholders, the Fund may from time to time offer to repurchase Shares at their then current net asset value pursuant to rule 13e-4 under the 1934 Act pursuant to written tenders by shareholders.[3] Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Fund's board of trustees (the "Board"), in its sole discretion. The Adviser expects to ordinarily recommend that

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[1] Shares of the Fund will be sold only to "accredited investors," as defined in Regulation D under the Securities Act. The Fund reserves the right to conduct a public offering of the Shares to accredited investors under the Securities Act in the future. These Shares will be offered subject to minimum initial and subsequent purchase requirements.

[2] Before relying on the relief requested in this application, the Fund will convert the servicing fee currently charged to holders of its current class of Shares to an asset-based service and/or distribution fee that complies with rule 12b-1 under the Act.

[3] Shares will be subject to an early repurchase fee at a rate of 2% of the aggregate net asset value of a shareholder's Shares repurchased by the Fund (the "Early Withdrawal Fee") with respect to any repurchase of Shares from a shareholder at any time prior to the day immediately preceding the one-year anniversary of the shareholder's purchase of the Shares. The Early Withdrawal Fee will equally apply to all classes of Shares of the Fund, consistent with section 18 of the Act and rule 18f-3 thereunder. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate the Early Withdrawal Fee, it will do so consistently with the requirements of rule 22d-1 under the Act and the Fund's waiver of, scheduled variation in, or elimination of, the Withdrawal Fee will apply uniformly to all classes of shares of the Fund.

the Board authorize the Fund to offer to repurchase Shares from shareholders quarterly.

6.   The Applicants request that the order also apply to any other continuously-offered registered closed-end management investment company existing now or in the future, for which the Adviser or any entity controlling, controlled by, or under common control (as the term "control" is defined in section 2(a)(9) of the Act) with the Adviser acts as investment adviser, and which provides periodic liquidity with respect to its Shares pursuant to rule 13e-4 under the 1934 Act.[4]

7.   Applicants represent that any asset-based service and distribution fees will comply with the provisions of rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. ("NASD Conduct Rule 2830").[5] Applicants also represent that the Fund will disclose in its Confidential Memorandum the fees, expenses and other characteristics of each class of Shares offered for sale by the Confidential Memorandum, as is required for open-end, multiple class funds under Form N-1A. As is required for open-end funds, the Fund will disclose its expenses in shareholder reports, and disclose any arrangements that result in breakpoints in or elimination of sales loads in its Confidential Memorandum.[6] The Fund will also comply with any requirement that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding private placement

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[4] Any Fund relying on this relief will do so in a manner consistent with the terms and conditions of the application. Applicants represent that any person presently intending to rely on the order requested in the application is listed as an applicant.

[5] All references to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by FINRA.

[6] See Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release); and Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).

memorandum disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund and the Distributor.[7] In addition, Applicants will comply with applicable enhanced fee disclosure requirements for fund of funds, including registered funds of hedge funds.[8]

      8.   The Fund will allocate all expenses incurred by it among the various classes of Shares based on the net assets of the Fund attributable to each class, except that the net asset value and expenses of each class will reflect distribution fees, service fees, and any other incremental expenses of that class. Expenses of the Fund allocated to a particular class of the Fund's Shares will be borne on a pro rata basis by each outstanding Share of that class. The Fund will comply with the provisions of rule 18f-3 as if it were an open-end investment company.

      9.   Although the Fund does not anticipate imposing CDSCs, the Applicants would only do so in compliance with the provisions of rule 6c-10 of the Act, as if that rule applied to closed-end management investment companies. With respect to any waiver of, scheduled variation in, or elimination of the CDSC, the Fund will comply with rule 22d-1 under the Act as if the Fund were an open-end investment company.

Applicants' Legal Analysis:

      Multiple Classes of Shares

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[7] See Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release).

[8] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.

1.   Section 18(c) of the Act provides, in relevant part, that a registered closed-end investment company may not issue or sell any senior security if, immediately thereafter, the company has outstanding more than one class of senior security. Applicants state that the creation of multiple classes of Shares of the Fund may be prohibited by section 18(c) of the Act.

2.   Section 18(i) of the Act provides that each share of stock issued by a registered management investment company will be a voting stock and have equal voting rights with every other outstanding voting stock. Applicants state that permitting multiple classes of Shares of the Fund may violate section 18(i) of the Act because each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

3.   Section 6(c) of the Act provides that , the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request exemptive relief under section 6(c) from sections 18(c) and 18(i) to permit the Funds to issue multiple classes of Shares.

4.   Applicants also believe that the proposed allocation of expenses and voting rights among multiple classes is equitable and will not discriminate against any group or class of shareholders. Applicants submit that the proposed arrangements would permit the Fund to facilitate the distribution of Shares and provide investors with a broader choice of shareholder options. Applicants believe that the proposed closed-end investment company multiple class structure does not raise the concerns underlying section 18 of the Act to any greater degree than

open-end investment companies' multiple class structures. Applicants state that the Fund will comply with the provisions of rule 18f-3 as if it were an open-end investment company.

CDSCs

1.	Applicants believe that the requested relief meets the standards of section 6(c) of the Act. Rule 6c-10 under the Act permits open-end investment companies to impose CDSCs, subject to certain conditions. Applicants state that although the Fund does not currently intend to impose CDSCs, the Fund will only impose a CDSC in compliance with rule 6c-10 as if that rule applied to closed-end management investment companies. The Fund would also make required disclosures in accordance with the requirements of Form N-1A concerning CDSCs as if the Fund were an open-end investment company. Applicants further state that, in the event it imposes CDSCs, the Fund will apply the CDSCs (and any waivers or scheduled variations of the CDSCs) uniformly to all shareholders of a given class and consistently with the requirements of rule 22d-1 under the Act.

Asset-based Service and Distribution Fees

1. Section 17(d) of the Act and rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under section 17(d) and rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

2.   Rule 17d-3 under the Act provides an exemption from section 17(d) and rule 17d-1 to permit open-end investment companies to enter into distribution arrangements pursuant to rule 12b-1 under the Act. Applicants request an order under section 17(d) of the Act and rule 17d-1 under the Act to permit the Fund to impose asset-based service and/or distribution fees. Applicants have agreed to comply with rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with the provisions of rules 6c-10, 12b-1, 17d-3, 18f-3, and 22d-1 under the Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with NASD Conduct Rule 2830, as amended from time to time, as if that rule applied to all closed-end management investment companies.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary